25003214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33262

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4-01-2024 (MM/DD/YY) AND ENDING 03-31-2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sauer, Dazey Investment Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAY 23 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 Forsyth Blvd., Suite 820
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederic G. Sauer	314-725-3800	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd.	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11-21-2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederic G. Sauer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sauer, Dazey Investment Company, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public 5-23-25

LYNN M. CLINE
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Mar. 30, 2028
Commission #12497925

SEC Mail Processing
MAY 23 2025
Washington, DC

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sauer, Dazey Investment Company

Financial Statements and Additional Information

For the Fiscal Year Ended March 31, 2025

and

Report of Independent Registered Public Accounting Firm

Table of Contents

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder o
Sauer, Dazey Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sauer, Dazey Investment Company (the "Company") as of March 31, 2025, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sauer, Dazey Investment Company as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sauer, Dazey Investment Company's auditor since 2022.

Davila Advisory, LLC

Saint Louis, Missouri
May 22, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Sauer, Dazey Investment Company
Statement of Financial Condition
As of March 31, 2025

ASSETS

Cash and Cash Equivalents	$	166,436
Cash Deposit with Clearing Broker		26,318
Commissions Receivable		29,603
Total Assets	**$**	**222,357**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Professional Expense	$	8,800
Total Liabilities		8,800
Stockholder's Equity		
Common Stock, par value $10 per share; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional Paid in Capital		19,410
Retained Earnings		(52,395)
Net Income		236,542
Total Stockholder's Equity		213,557
Total Liabilities and Stockholder's Equity	**$**	**222,357**

See auditor's report and accompanying notes to the financial statements.

Sauer, Dazey Investment Company
Statement of Income
For the Fiscal Year Ended March 31, 2025

Revenue		
Commissions	$	462,790
Interest		172,808
Other Income		7
Total Revenue		635,605
Expenses		
Operating Expenses		115,306
Clearing Fees		142,653
Regulatory Fees & Expenses		10,551
Rent Expense		9,229
Professional Fees		8,800
Miscellaneous Expense		18
Total Expenses		286,557
Income Before Taxes		349,048
Income Tax Expense		112,506
Net Income	**$**	**236,542**

See auditor's report and accompanying notes to the financial statements.

Sauer, Dazey Investment Company
Statement of Changes in Stockholder's Equity
For the Fiscal Year March 31, 2025

	March 31, 2024	Net Income	Dividends Paid to Parent Company	March 31, 2025
Common Stock	$ 10,000			$ 10,000
Additional Paid in Capital	19,410			19,410
Retained Earnings	235,099	236,542	(287,494)	184,147
Total	**$ 264,509**			**$ 213,557**

See auditor's report and accompanying notes to the financial statements.

Sauer, Dazey Investment Company
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2025

Cash Flows from Operating Activities	
Net Income	$ 236,542
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Deposits	(147)
Commission Receivable	116,623
Cash Provided by Operating Activities	353,018
Cash Flows from Financing Activities	
Dividend to Parent	(287,494)
Cash Used For Financing Activities	(287,494)
Net Increase in Cash	**65,524**
Cash and Cash Equivalents, Beginning of Year	100,912
Cash and Cash Equivalents, End of Year	**$ 166,436**

See auditor's report and accompanying notes to the financial statements.

Summary of Significant Accounting Policies

Basis of Presentation – Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion), which is a registered investment advisor. The Company is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Cash and Cash Equivalents - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions - Commission revenue is recorded on a trade date basis and represents sales commissions generated for clients' purchases and sales of securities on exchanges and over the counter, as well as, purchases of other investment products. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as a single performance obligation.

Commissions Receivable - Accounts receivable are stated at the original invoice amount less an allowance for credit losses, based on a review of all outstanding accounts, in accordance with FASB ASC 326-20, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's cost basis. Changes in the allowance for credit losses are reported as credit loss expense. Receivables are written off when deemed uncollectible. Any recoveries of receivables previously written off are recorded when received. Management has determined that an allowance for credit losses was not necessary as of March 31, 2025.

Interest - The Company earns interest from its clearing broker's bank deposit program.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Sauer, Dazey Investment Company
Notes to the Financial Statements
For the Fiscal Year Ended March 31, 2025

I. Concentration of Credit Risk

Sauer, Dazey Investment Company is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

The Company maintains an account with Bank of America and two bank deposit accounts with RBC Clearing and Custody (RBC), a securities broker/dealer. Bank of America provides $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. The RBC Bank deposit program provides $5,000,000 of coverage through Federal Deposit Insurance Corporation. There were no amounts in excess of insured limits at either account on March 31, 2025.

II. Net Capital Requirements

Sauer, Dazey Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the Company's resulting net capital is less than $50,000, or its ratio of aggregate indebtedness to net capital exceeds 15 to 1. The Company's net capital and the required minimum net capital were $213,557 and $50,000 respectively at March 31, 2025, resulting in net capital of $163,557 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0412 to 1.

III. Related Party Transactions

The Company has an expense sharing agreement regarding the allocation of expenses with Orion, whereby payments are made to Orion on a monthly basis to compensate for salaries of officers and employees, occupancy, and equipment expenses. These expenses were $124,535 for the fiscal year ended March 31, 2025. At March 31, 2025 the Company had no outstanding payables to Orion. The results in the accompanying financial statements could differ if this agreement were not in place.

IV. Income Taxes

The Company files its federal tax return as a member of a consolidated group and records its share of the consolidated federal tax liability on a separate return basis. The Company's income tax expense for the year ended March 31, 2025, consists of the following:

Provision for Federal Income Tax	$ 93,879
Provision for State Income Tax	$ 18,627
Total Provision for Income Tax	**$112,506**

The provision for federal and state income taxes was calculated using the rates of 21% and 4.00%, respectively. Income tax expense differs from the amounts which would be obtained by applying the statutory income tax rate of 25% (combined Federal and Missouri income tax rates) to the current year's earnings before taxes as follows:

Income Before Taxes	349,048
Statutory Tax Rate	25%
Computed "Expected" Tax Expense	87,262
Increase (Decrease) In Tax Resulting from:	
Accrual to Cash Differences	25,244
Income Tax Expense	112,506

The Company remits amounts currently payable to its parent, Orion Investment Company, Inc. The accrued tax expense was remitted to Orion before year end so no balance remains on the balance sheet.

V. Commitments and Contingencies

As of the report date, the Company is not aware of any commitments or contingencies that require disclosure in the financial statements.

VI. Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly brokering securities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM), its chief executive officer.

As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

VII. Disclosure of Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through May 22, 2025 the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Supplemental Information

Sauer, Dazey Investment Company
Schedule I: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
As of March 31, 2025

Stockholder's Equity		
Capital Stock	$	10,000
Additional Paid in Capital		19,410
Retained Earnings		184,147
Total Capital		213,557
Net Capital		213,557
Less: Net Capital Requirement		50,000
Net Capital in Excess of Requirement	**$**	**163,557**
Net Capital in Excess of 120% of Requirement		153,557
Aggregate Indebtedness		
Accrued Professional Expenses		8,800
Total Aggregate Indebtedness		8,800
Ratio of Aggregate Indebtedness to Net Capital		**0.0412 to 1**

There were no material differences in the aggregate amount of individual amounts between the net capital and the aggregate debit items reported on this schedule and the net capital and aggregate debit items reported in Sauer, Dazey's March 31, 2024 unaudited form X-17A-5, Part II.

Sauer, Dazey Investment Company
Schedules II & III
For the Fiscal Year Ended March 31, 2025

Computation for determination of reserve requirements and information relating to possession or control requirements for Brokers and Dealers pursuant to rule 15c3-3 for the year ended March 31, 2025.

The Company is exempt from provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder o
Sauer, Dazey Investment Company

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Sauer, Dazey Investment Company identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Sauer, Dazey Investment Company claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sauer, Dazey Investment Company stated that Sauer, Dazey Investment Company met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2025 without exception. Sauer, Dazey Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sauer, Dazey Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
May 22, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Sauer, Dazey Investment Company

Sauer, Dazey Investment Company's Exemption Report

Sauer, Dazey Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3, (k):*(2)(ii).*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Sauer, Dazey Investment Company

I, FREDERIC G. SAUER swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Frederic G. Sauer

Title: PRESIDENT

Date: 5/22/25

7800 Forsyth Blvd., St. Louis, Missouri 63105

314-725-3800

Member, National Association of Securities Dealers, Inc.

SIPC